Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 11 DATED SEPTEMBER 16, 2025

TO OFFERING CIRCULAR DATED SEPTEMPER 10, 2021

Nowigence Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated September 10, 2021, of Nowigence Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose.

1)Updated information regarding the membership of the board of directors of the Company. As part of its re-organizing and restructuring, the Company filed 1-U to delist voluntarily from the OTCQB markets on May 17th, 2024. To steer the company forward with its new focus and strategy, the previous Board members namely Ian Moore, Tracy Metzger, and David Evans voluntarily resigned and the new Board members assume their responsibilities effective September 16 in 2025. The changes in the Board of Directors are as follows:

a.Mr. Anoop Bhatia continues as Chairman of the Board, President and CEO.

b.Mr. Srivastava Sunkara is appointed Executive Board Member and Chief Operating Officer.

c.Mr. Michael Pollack is appointed as an Interim Chief Financial Officer.

d.Mr. Kiran Inampudi is appointed as Executive Board Member and Chief Technical Officer

e.Mr. Michael Connolly is appointed as an Independent Director

f.Mr. Greg Walsh is appointed as an Independent Director

g.Mr. Vikram Kurella is appointed as an Independent Director

h.Mr. Tinsley Galyean is appointed as an Independent Director

i.Mr. Scott Rajeski is appointed as an Independent Director

2)Also, as part of the re-organization, Mr. Anoop Bhatia, who owned controlling Class B Common Shares with super voting rights, has transferred the ownership to Mr. Srivastava Sunkara and Mr. Kiran Inampudi. As a result, Mr. Sunkara and Mr. Inampudi now own the controlling stakes in the company.

The following information replaces the information under “Executive Officers and Directors” in the section titled “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” on pages 51 and 52 of the Offering Circular form POS filed on September 10, 2021:

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Anoop Bhatia	Chairman of the Board and Chief Executive Officer	64	August 1, 2011
Srivatsava Sunkara Michael Pollack	Executive Director, Chief Operating Officer Interim Chief Financial Officer	49 59	September 12, 2025 April 1, 2025
Kiran Inampudi Michael Connolly Greg Walsh	Executive Director, Chief Technology Officer Independent Director Independent Director	49 67 54	September 12, 2025 September 12, 2025 September 12, 2025
Vikram Kurella	Independent Director	49	September 12, 2025

Tinsley Galyean       Independent Director 60      September 15, 2025

Scott Rajeski       Independent Director 58      September 15, 2025

Executive Officers and Directors

Anoop Bhatia,

Chairman, President and CEO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is an engineer, entrepreneur, and technologist who thrives on solving business problems, crunching data, and making things happen. Since 2017 onwards, Anoop has led Nowigence Inc, as President and CEO. A natural leader and active listener, he’s built a career in global operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. Anoop has worked for over 20 years at GE in leadership roles across multiple countries. He played a key role in establishing GE Silicones Private Limited as the first-ever wholly-owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then, he has held progressively responsible global positions across different functions. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

Srivastava Sunkara

Executive Director and Chief Operating Officer

https://www.linkedin.com/in/srivatsava-sunkara-6026441/

Srivatsava (aka Sri) Sunkara is a powerhouse of sustainable innovation and smart strategy. After the recent sell-off and exit from Telogica Ltd., he has played a key leadership role in the capital restructuring and scaling businesses in the fields of AI, Fintech, Energy, and Logistics. A champion of operational excellence, Sri brings big ideas to life—with a green twist! Before Telogica, over the last 4 years, he founded Greenhouse LLC, where he installed the first MW-scale solar plant for the region. He also serves as Chairman of Jubilee Hills Bank Limited, where he led the strategy for digitization to modernize the bank. Whether he’s building future-ready tech, mergers, or reimagining sustainability, Sri leads with purpose, passion, and a touch of flair. Sri earned his Bachelor of Engineering from the Indian Institute of Technology, Kharagpur.

Michael Pollack

Interim Chief Financial Officer

https://www.linkedin.com/in/michael-pollack-71a9aab/

Michael Pollack brings nearly thirty years of expertise in public accounting and strategic consulting, having advised over 100 publicly traded companies and more than 250 private firms. He’s highly skilled in capital financing, debt refinancing, strategic repositioning, development restructuring, and private placement offerings. Michael is particularly experienced in reverse mergers and guiding clients through the SEC’s initial registration process. With a sharp eye for financial strategy and a deep understanding of complex transactions, he excels in assisting SEC clients with managing their public-company risks, a factor of great importance for us. Michael earned his Bachelor's degree from the University of Maryland.

Kiran Kumar

Executive Director and Chief Technology Officer

https://www.linkedin.com/in/kiran-kumar-i-a9111b20/

Kiran Kumar is a dynamic tech leader with a global track record who steered IT operations across 40 countries for Wifi Network Private Limited for over three years, wherein he achieved the milestone of being amongst the world’s lowest cost provider for Value Added Services (VAS) in Telecom. With a passion for innovation, Kiran brings deep expertise in AI, machine learning, and cutting-edge digital solutions. His career spans Telecom, Fintech, Gaming, Digital Marketing, Banking, and E-commerce, where he's driven strategic initiatives and delivered real-world impact. Whether it's Core Telecom VAS or next-gen banking systems, Kiran blends technical know-how with big-picture thinking to power the future. Kiran earned his Bachelor’s of Engineering from Osmania University, Hyderabad.

Michael Connolly

Independent Director, Board Member

https://www.linkedin.com/in/michaelconnollyatlas/

Michael Connolly is the Founder & CEO of Talent Engines for nearly 5 years. Michael started his career with a leading global consulting firm McKinsey and Company where he assisted Global Fortune 500 companies with profit improvement initiatives. He later served as Vice President of Corporate Strategy and

Development for American Express, where he incubated a number of key business development projects, such as American Express Tax and Business Services. Michael has led revitalization efforts for both private and public clients, such as Insignia Systems and Trammell Crow. He has held several CEO leadership roles in Internet media, multi-unit franchising, financial services and healthcare industries (Great Clips, Jamba Juice, BuyerZone, ElderLife Financial Services and MarketBridge). Michael earned a Bachelor of Arts from Pomona College in History and a Masters of Business Administration with second year honors from Harvard Business School.

Gregory Walsh

Independent Director, Board Member

https://www.linkedin.com/in/gregrwalsh/

Gregory (Greg) Walsh is an entrepreneur, investor, and board member with more than 15 years of experience scaling businesses at the intersection of technology, finance, and sustainability. He is the Co-Founder of Walsh Karra Holdings (WKH), where he leads investments in AI, fintech, blockchain, and climate ventures, helping early-stage companies mature into globally relevant businesses. As Co-Founder and CEO of Seismic LLC, Greg bootstrapped a managed IT services firm that has created over 1,000 jobs, generated $75M+ in revenue, and delivered mission-critical unified communications, security, and infrastructure solutions to enterprises worldwide. Greg’s governance experience includes serving on the board of the Bluenumber Foundation, a global nonprofit advancing public digital identity, where he contributed expertise in blockchain and digital transformation strategy. With a background in political science and management from SUNY Binghamton, Greg brings a distinctive blend of strategic vision, operational execution, and systems thinking.

Vikram Kurella

Independent Director, Board Member

https://www.linkedin.com/in/vikram-red1/

Vikram Kurella is a tax technology expert and an entrepreneur for over 20 years. As a Tax Technology consultant, he has configured and integrated tax engines (Vertex, OneSource, Avalara) with Oracle, SAP, and other POS systems. As co-founder, he has built a fan monetization platform that has generated over a million paid transactions while in beta. With that experience, he is currently launching a new Link-In bio platform with fan monetization, which is a B2B & B2C play. In his earlier startup, he bootstrapped and built a software/hardware solution for the OOH (Out-of-Home) advertising market, providing audience measurement and demographic information on viewers of outdoor ads. He has a bachelor’s degree in Electronics and Communications Engineering.

Tinsley Galyean

Independent Director, Board Member

https://www.linkedin.com/in/tinsley-galyean-071190/

With a background in science, technology, design, and entrepreneurship, Tinsley was the first to receive his Ph.D. from the Interactive Cinema Group at the MIT Media Lab. He has used this background to develop interactive education projects with the Museum of Modern Art, Boston Museum of Science, Liberty Science Center, Georgia Aquarium, and SciTech Perth. He has also developed media experiences for children through Disney, Warner Brothers, and an Emmy-nominated program for Discovery Kids. This work has led to numerous academic publications and patents. As a board member and head of strategy, Tinsley had the privilege of helping to launch the Dalai Lama Center for Ethics and Transformative Values at MIT. While teaching at the MIT Media Lab, Tinsley co-founded CuriousLearning.org -- a global non-profit using mobile technology for literacy learning to reach the 600 million children who would otherwise never learn to read. He continues to serve as Curious Learning’s

CEO since 2014. Tinsley holds a Ph.D. from the MIT Media Lab and an ScM in computer graphics from Brown University.

Scott Rajeski

Independent Director, Board Member

https://www.linkedin.com/in/scott-rajeski-22929b3/

Scott M. Rajeski is currently the President and Chief Executive Officer of Latham Group, Inc. and led the company through its IPO in 2021, listed on the NASDAQ under the ticker SWIM.   He previously served as Latham Pool Products’ Chief Financial Officer and Vice President. Before that, Scott served as a Director of Finance at GlobalFoundries, a semiconductor manufacturing company. Scott has built his career in Finance, having held various leadership positions with General Electric (GE), including being the Chief Financial Officer for the Americas of Momentive Performance Materials/GE Silicones, a former division of General Electric. Scott holds a Bachelor of Science degree in Mathematics and a minor in Business Economics from the State University of New York at Potsdam, as well as a Master of Business Administration degree from Clarkson University. Mr. Rajeski also graduated from General Electric’s Executive Finance Leadership Program and Finance Management Program and is a certified Six Sigma Black Belt.